

Mail Stop 3233

April 10, 2017

<u>Via E-Mail</u>
Mr. P. Scott Stubbs
Executive Vice President and Chief Financial Officer
Extra Space Storage Inc.
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah 84121

      Re: **Extra Space Storage Inc.**
              Form 10-K
              Filed on February 27, 2017
              File No. 001-32269

Dear Mr. Stubbs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Same-Store Results, page 33

1.   Please revise your reconciliation in future filings to begin with net income, the most directly comparable measure, ensuring that the non-GAAP measure does not receive undue prominence. See Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Notes to Consolidated Financial Statements

4. Property Acquisitions and Dispositions, page 60

2.   We note that the amounts disclosed in the table for the number and value of OP Units issued during 2016 do not agree to the amounts disclosed in Note 13. Please tell us the actual number of OP Units issued during 2016 and the value of those units, and clarify or revise your disclosure in future filings. To the extent the value assigned to issued OP Units varies significantly, please tell us the reason for such variances.

Form 8-K 2.02 filed on February 21, 2017

Exhibit 99.1

Outlook

3.   We note you provide certain non-GAAP same-store outlook numbers. In future Form 8-K 2.02 filings, please follow the guidance in C&DI Question 102.10 and provide the reconciliations required by Item 10(e)(1)(i) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Peter McPhun at 202-551-3581 or me at 202-551-3693 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/ Eric McPhee

                                                Eric McPhee
                                                Senior Staff Accountant
                                                Office of Real Estate and
                                                Commodities